

By Electronic Mail

March 9, 2021

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

RE: Trust for Professional Managers
         Issuer CIK: 0001141819
         Issuer File Number: 333-62298/811-10401
         Form Type: 8-A12B
         Filing Date: March 9, 2021

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- Mairs & Power Minnesota Municipal Bond ETF (MINN)

The Exchange requests acceleration of registration of these securities under the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (913) 815-7024. Your assistance is greatly appreciated.

Sincerely,

Charles Sullivan
Initial Listings Analyst